

December 1, 2014

<u>Via E-mail</u>
Mr. James Chandik
Chief Executive Officer
DNA Precious Metals, Inc.
9125 Pascal Gagnon, Suite 204
Saint Leonard, Quebec, Canada H1P 1Z4

  Re: **DNA Precious Metals, Inc.**
      Form 10-K for the Year Ended December 31, 2013
      Filed March 26, 2014
      File No. 000-54937

Dear Mr. Chandik:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2013</u>

<u>Controls and Procedures, page 39</u>
<u>Management's Report on Internal Control over Financial Reporting, page 39</u>

1. We note you do not conclude on the effectiveness of your internal controls over financial reporting ("ICFR") as of December 31, 2013. Please amend to disclose your conclusion on the effectiveness of your ICFR as of December 31, 2013 as required by Item 308(a)(3) of Regulation S-K, without using any qualifying or alternative language.

Notes to Consolidated Financial Statements, page F-7
Note 4. Fixed Assets, page F-22

2.   We note you have capitalized costs for site development, including costs of buildings and mill equipment, when you do not have proven and probable mineral reserves established. Please tell us the nature of the costs incurred and clarify why you believe capitalization of these costs is appropriate given that you are in the exploration stage. In your response, please provide reference to the authoritative literature that supports your accounting treatment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining